

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 19, 2017

Anthony Gringeri, Ph.D.
President and Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, CA 91302

> **Re: ImmunoCellular Therapeutics, Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 28, 2016**
> **File No. 333-215331**

Dear Dr. Gringeri:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify: (i) the number of units to be offered; (ii) the number of shares of common stock per unit; (iii) the number of base warrants per each unit; (iv) the number of pre-funded warrants that may be issued in lieu of common stock included in each unit; and (v) the number of common shares underlying each pre-funded warrant. Please include all other information not covered by Rule 430A in a pre-effective amendment.

Fee Table

2. Your registration fee should be calculated based on the offering price of the units and the exercise price of the warrants, with the fee being allocated to the common stock. Please revise your fee table accordingly. For further guidance, please refer to Securities Act Rules C&DIs 240.05 and 240.06 available on the Commission's website.

Where You Can Find More Information and Incorporation by Reference, page 65

3. Please specifically incorporate your definitive proxy statement by reference into the registration statement. For further guidance, please refer to Item 12(a)(2) of Form S-1.

General

4. Please include the disclosure required by Item 11(l) of Form S-1, including without limitation, the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2016. For further guidance, please refer to Regulation S-K C&DI 117.05 available on the Commission's website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Carlton Fleming
        Cooley LLP